99 CENT STUFF LETTEHEAD

                                 August 12, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: George F. Ohsiek, Jr.

                          Re: 99 Cent Stuff Inc.  File No. 0-50581
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Ladies and Gentlemen:

         This letter is written in response to the letter dated August 2, 2005 pursuant to which the staff provided comments to the Form 10-K for the Fiscal Year Ended December 31, 2004 ("10-K") and the Form 10-Q for the Fiscal Quarter Ended March 31, 2005 ("10-Q") for 99 Cent Stuff Inc. (the "Company"). For your convenience, the responses are keyed to the comments.

Form 10-K for the Fiscal Year Ended December 31, 2004
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Item 7. Management's Discussion and Analysis of Financial Condition and
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        Results of Operations
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Contractual Obligations and Commercial Commitments
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1. In all future filings, the Company will disclose all long-term debt obligations in the table of contractual commitments, including, the note payable to related party.

Item 9A. Controls and Procedures
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2. In response to this comment, commencing with the Form 10-Q for the Fiscal
Quarter ending June 30, 2005 and in all future filings, the Company will clarify whether the officers concluded that the disclosure controls and procedures were also effective to insure that information required to be disclosed in the Exchange Act reports has been accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding timely disclosure. Further we confirm that the inclusion of this full definition would not result in a change in our conclusion as to the effectiveness of disclosure controls and procedures as of December 31, 2004.

Consolidated Statements of Operations
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3. Raymond Zimmerman, the Company's chief executive officer and majority shareholder does not receive a salary. However, as disclosed in the proxy, in 2004 the Company paid or reimbursed $40,778, which the Company deems as compensation to Mr. Zimmerman. The Company continues to pay these medical expenses on behalf of Mr. Zimmerman and expects a similar amount to be paid in 2005. Further, as disclosed in Liquidity and Capital Resources and Note 4 to the Company borrows from Bank of America at 1% under the prime rate due to Mr. Zimmerman's personal guarantee. The Company has been paying Mr. Zimmerman a fee for his guarantee equal to 1% on amounts up to $5 million and 3% on amounts over $5 million. In 2004, approximately $60,000 was accrued for interest payable to Mr. Zimmerman and in 2005 such amount was approximately $150,000 through June 30, 2005 and will likely increase for the remainder of 2005 given the level of outstanding borrowings. Further in 2004 and in 2005 the Company accrued an additional $150,000 for fees for leases and the bank loans that Mr. Zimmerman has guaranteed. All of these amounts have been disclosed in the financial statement notes and management's discussion and analysis. Accordingly, Mr. Zimmerman received almost $250,000 of compensation in 2004, which the Company believes represents the fair value of services provided. Any further expense for 2004 would not be material given the Company's loss of over $3.5 million.

         In future filings, the Company will indicate these amounts as additional compensation to Mr. Zimmerman in the compensation table. The Company will continue to review whether any additional compensation expense needs to be recorded.

         Please contact me with any further questions.

                                            Very truly yours,

                                            /s/ Barry Bilmes
                                            ----------------
                                            Barry Bilmes,
                                            Chief Financial Officer

Cc:      Daszkal Bolton LLP
         Sachs Sax Klein